                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of June, 2001

                         COMMISSION FILE NUMBER: 1-7239







                                  KOMATSU LTD.
                 ...............................................
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  ............................................
                     Address of principal executive offices

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------

1.   Information Distributed to Security Holders
     -------------------------------------------

     The registrant, KOMATSU LTD., distributed to its security holders the following document, which is attached hereto and constitutes a part hereof:

          Notification of Resolution of the 132nd Ordinary General Meeting of Shareholders.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 KOMATSU LTD.
                                         -----------------------------
                                                 (Registrant)





Date:  June 28, 2001                 By:  /s/Kenji Kinoshita
                                        ----------------------------------------
                                        Kenji Kinoshita
                                        Executive Officer

(TRANSLATION)

                                                                   June 27, 2001

                        NOTIFICATION OF RESOLUTION OF THE
                 132ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO:  THE SHAREHOLDERS

     We hereby notify you as follows concerning the matters reported and resolutions adopted at the 132nd Ordinary General Meeting of shareholders which was held today.

Item of Report:             Balance Sheet as of March 31, 2001 and Business
                            Report and Statement of Income for the 132nd business term (April 1, 2000 through March 31, 2001) and acquisition of treasury shares and their cancellation

     For this item, the contents of the above financial statements and the status of acquisition of treasury shares and their cancellation were reported.

Item of Business:

1st Item of Business:       Matters concerning approval of the proposed
                            Appropriation of Profit for the 132nd business term
                            (April 1, 2000- March 31, 2001)

     This item was approved and resolved as proposed, and the cash dividend for the current term was resolved to be payable at (YEN)3.00 per share.

2nd Item of Business:       Matters concerning the election of six directors

     Messrs. Tetsuya Katada, Masahiro Sakane, Koji Ogaki, Toshio Morikawa, Kazuhiro Aoyagi, and Kunio Noji were duly elected and assumed office.


3rd Item of Business:       Matters concerning the election of one statutory
                            auditor

     Mr. Norimichi Kitagawa was duly elected and assumed office.

4th Item of Business:       Matters concerning the acquisition of the treasury
                            shares for transfer to the directors and employees

     This item was approved and resolved as proposed for the Company to acquire
1.1 million ordinary shares of the Company with par value at a maximum total acquisition price of (YEN)1 billion during the period from the closing of this General Meeting of Shareholders until the end of the next Ordinary General Meeting of Shareholders, for transfer to the Company's directors and employees in the manner set forth at the end of this Notification in accordance with the provisions set forth in Article 210-2 of the Commercial Code for the purpose of providing an incentive to and lifting the morale of the directors and employees towards the improvement of the business performance of the Company. If the total number of the above shares cannot be acquired at the maximum acquisition price stipulated above, the above total number of shares to be acquired and the number of shares to be transferred will be decreased accordingly by a resolution of the Board of Directors.

5th Item of Business:       Matters concerning the payment of retirement
                            allowance to retiring director and statutory auditor

     Retirement allowance for the retiring director, Mr. Norimichi Kitagawa, and retiring statutory auditor, Mr. Toshiro Nakaya, will be paid in reasonable amounts in accordance with the rules prescribed by the Company. Details regarding the exact amount of payment, time and method of payment shall be decided by the Board of Directors for the director and by consultation between the statutory auditors for the statutory auditor, respectively.

Manner of the Transfer of the Treasury Shares to the directors and employees
----------------------------------------------------------------------------
(Concerning the 4th Item of Business)
-------------------------------------

(1)  Manner of the Transfer of the Shares

     To be conducted as provided in Article 210-2, Paragraph 2, Item 3 of the Commercial Code, "Agreement to grant rights to acquire the shares of the Company from the Company at the price set forth in advance" (hereinafter referred to as the "Agreement") . Such Agreement shall be concluded between the Company and the persons granted with such rights designated below in accordance with the resolutions to be passed at this General Meeting of Shareholders and future Board of Directors Meetings.

(2)  Type of Shares Subject to Transfer

     The Company's ordinary shares with par value

(3)  Persons to be Granted the Rights, and the Number of Shares to be Granted

 1. A total of 410,000 shares to seven directors out of eight directors in office as of the closing of this General Meeting of Shareholders

 2. A total of 690,000 shares to the executive officers in office pursuant to the Company's Executive Officer System, Global Financial Officer, and the counsels (riji), chief technician, chief technical supervisors, and the Global Officers who have the status of employees pursuant to the Company's benefit system as of the closing of this General Meeting of Shareholders (40 persons).

(4)  Purchase Price

     The purchase price of the subject shares shall be in the amount of the average of the closing price of the Company's ordinary shares with par value (ordinary trades) of each day (excluding days on which there are no trades of the shares) of the month immediately preceding the month in which the date of the grant falls, at the Tokyo Stock Exchange, multiplied by 1.05, with fractions less than one yen being rounded up to a whole yen. However, the purchase price shall not be less than the closing price of such shares on the date of the grant.

     If the shares are subject to a stock split or if the new shares are issued at a price below the market value (excluding those issuable upon conversion of convertible bonds or exercise of warrants), the purchase price shall be adjusted in accordance with the formula below, with fractions less than one yen being rounded up to a whole yen.

                                           Number of currently  +  Number of newly  X   Amount paid
                                           issued shares            issued shares        per share
                                                                   ------------------------------------
                                                                   Stock price before stock split or
Purchase price  =  Purchase Price     X                                        new issuance
after adjustment   before adjustment       ------------------------------------------------------------
                                               Number of currently issued shares  +  Increased
                                                  number of shares due to stock split or issuance of
                                                  new shares

(5)  Period for Exercising the Rights

     From August 1, 2002 to July 31, 2007. Notwithstanding the foregoing, if any of the persons who are granted the above rights dies before the end of the exercising period, his or her heir may exercise the rights within 24 months of the date of the death of the person.

(6)  Conditions for Exercising the Rights

 1. Any of the persons who have been granted the above rights may exercise his or her rights pursuant to the Agreement even after the person is no longer a director or an employee of the Company. If any of the persons granted the rights dies, his or her heir may exercise the rights pursuant to the Agreement.

 2.  The granted rights may not be transferred or pledged.

 3. The other conditions to the exercise of rights shall be provided in the Agreement.

                                                     Sincerely yours,
                                                     KOMATSU LTD.
                                                     3-6, Akasaka 2-chome
                                                     Minato-ku, Tokyo

                                                     By: Masahiro Sakane
                                                         President and
                                                         Representative Director

(Reference 1)

Directors and Statutory Auditors

     At the Board of Directors meeting held after the closing of this General Meeting of Shareholders, Mr. Satoru Anzaki was elected as the Chairman of the Board, Mr. Masahiro Sakane was elected as the President and Representative Director, Mr. Kazuhiro Aoyagi was elected as Executive Managing Director, Mr. Kunio Noji was elected as Managing Director, and Mr. Tetsuya Katada was elected as Director and Counselor, and they respectively assumed office. Also, after the closing of this General Meeting of Shareholders, Mr. Norimichi Kitagawa was newly elected as Standing Statutory Auditor by mutual election of the statutory auditors and he assumed office.

     Accordingly, the new composition of the directors and statutory auditors as of June 27, 2001 are as follows:

Chairman of the Board        Satoru Anzaki              Director and Counselor    Tetsuya Katada

President and                Masahiro Sakane            Director                  Toshio Morikawa
Representative Director
Executive Vice President     Toshitaka Hagiwara         Standing Statutory        Norimichi Kitagawa
and Representative                                      Auditor
Director
Executive Managing Director  Koji Ogaki                 Standing Statutory        Hiroyuki Watanabe
                                                        Auditor

Executive Managing Director  Kazuhiro Aoyagi            Statutory Auditor         Masahiro Yoshiike

Managing Director            Kunio Noji                 Statutory Auditor         Takaharu Doi

(Messrs. Hiroyuki Watanabe, Masahiro Yoshiike and Takaharu Doi, each of them being a Statutory Auditor, satisfy the requirements for outside auditors provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.")

(Reference 2)

              Payment of Cash Dividend for the 132nd Business Term

     Cash dividends resolved in the above 1st Item of Business shall be paid in accordance with the following procedures:

1. Shareholders who have not designated a bank account or post office savings account for the transfer of payment shall receive the payment at the local post office by presenting the "Notice of Payment by Postal Transfer" enclosed herein.

2. Shareholders who have designated a bank account or post office savings account for the transfer of payment are requested to confirm the "Dividend Statement" and "Confirmation of the Bank Account to which Payment will be Transferred" which are enclosed herein.

     In addition, the "Business Report of 132nd Business Term" is enclosed for your information.